October 18, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER HIRES NEW VICE-PRESIDENT CORPORATE DEVELOPMENT; LAUNCHES NEW WEBSITE

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce the appointment of Mr. Erick Bertsch to the position of Vice President, Corporate Development. Erick brings more than 16 years experience in the mining industry to Great Panther, beginning his mining career in the field in 1994 before transitioning to investor relations in 2003 with several companies in the Hunter-Dickinson Group. More recently, he has held corporate development positions with Minco Gold and Geodex Minerals. While with Minco, he gained insight into, and contacts within, the silver industry (through Minco’s 40% ownership of Minco Silver), which will be valuable in his current role of expanding Great Panther’s market presence and corporate growth.

As part of Great Panther’s continuing emphasis on improving shareholder relations and increasing market exposure, the Company has updated its website to a new, fresher look with greater functionality and depth of information. The site contains a new section on Corporate Social Responsibility (CSR) in keeping with the Company’s commitment to environmental sustainability and community relations. The new site can be accessed through the same address, at www.greatpanther.com.

The Company also announces that it has granted a total of 240,000 stock options to Mr. Bertsch and other new employees, under its stock option plan. The options are exercisable at a price of $1.15 and expire five years from the date of grant.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.